September 26, 2006

VIA EDGAR AND FEDERAL EXPRESS

Sara Kalin

Branch Chief – Legal

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re:	GateHouse Media, Inc.

Amendment No. 1 to Registration Statement on Form S-1

Filed August 31, 2006

File No. 333-135944

Dear Ms. Kalin:

On behalf of GateHouse Media, Inc. (the “Company”), attached hereto for filing is Amendment No. 2 to the Company’s Registration Statement on Form S-1 (the “Registration Statement”), which has been marked to show the changes made from Amendment No. 1 to the Registration Statement filed on August 31, 2006. Set forth below are the Company’s responses to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) contained in your letter, dated September 15, 2006, to Ms. Polly G. Sack, General Counsel of the Company. Page numbers referred to in our responses refer to page numbers in Amendment No. 2 to the Registration Statement.

General

1.	Comment: We note your response to prior comment 7. Please expand your disclosure to explain what “operating profit” is and why you believe you have high operating profit margin.

Response: The Company has defined “operating profit” on page 1 and removed the indication that its operating profit margin is relatively “high” throughout the prospectus.

2.	Comment: We note that as part of your response to prior comments 9 and 36 you provided us copies of reports and studies upon which you relied in various sections of your filing. While we note the consent of Dirks, Van Essen & Murray you have filed as an exhibit and while we note your assertion that other sources are publicly available, please clarify whether the other sources are available to the public at nominal or no cost, quantifying their cost, if any. If the information provided by any of the third party sources you cite in your filing is not publicly available at nominal or no cost, it appears that a consent of the third party to the use of the information in the prospectus and to the reference to that firm should be obtained and filed as an exhibit. Please see Rule 436 of Regulation C and Item 601(b)(23) of Regulation S-K for additional guidance. Alternatively, you may remove the references to third parties and attribute the information to the company, based on its own research.

Response: The reports and studies that were supplementally provided to the Staff, other than those of Dirks, Van Essen & Murray, are publicly available at no cost.

Our Strengths, page 2

3.	Comment: While we note your response to prior comment 11, please revise to discuss any specific risks or weaknesses along with the particular highlighted strengths to which they correlate, rather than including a brief description of risk factors at the end of the section.

Response: The Company has revised its disclosure to discuss specific risks and weaknesses together with the highlighted strengths to which they correlate. See pages 2 and 3.

Our Principal Stockholder, page 5

4.	Comment: We reissue prior comment 13, in part. Please expand the disclosure in this section to clearly state that Fortress will control all corporate matters due to its ownership interest in the company. Additionally, we note from your responses and revised disclosure that you plan to pay dividends to stockholders prior to the public offering and that post-offering dividends may not be comparable to the pre-offering dividends. Please expand this section to disclose the amount Fortress will receive when such dividends are paid. Finally, while we note the additional disclosure you have provided in the risk factors section regarding corporate opportunities, please revise to provide this discussion under a separate subheading.

Response: The Company has revised its disclose on page 5 to state that Fortress will control fundamental and significant corporate matters and transactions. The Company has revised the disclosure concerning the dividends to be paid to stockholders prior to the offering on pages 6 and 28 to specify the portion of the dividends that will be received by Fortress. The Company has also created a new risk factor that addresses corporate opportunities. See page 21.

Dividend Policy, page 26

5.	Comment: We note from your response to our prior comment 23 that since the dividend will be paid prior to the offering, you believe that pro forma earnings per share is not required. However, to the extent that the amount of the dividend exceeds earnings during the twelve month period preceding the offering, the dividend is deemed to be in contemplation of the offering with the intention of repayment out of offering proceeds, and pro forma earnings per share data should be presented on the face of the historical income statements for the latest fiscal year and subsequent interim period presented giving effect to the increase in the number of shares which, when multiplied by the offering price, would be sufficient to replace the capital in excess of earnings being withdrawn. The notes to your financial statements should also include footnote disclosure explaining the pro forma earnings per share presentation. Refer to the guidance outlined in SAB Topic 1:B:3. Please revise your disclosure accordingly.

Response: The Company has revised its disclosure to follow the guidance outlined in SAB Topic 1:B:3 and will complete the incomplete amounts on pages 11, 36, F-20 and F-53 and update the related disclosures in a subsequent filing based on the midpoint of its offering range per share when the necessary information becomes available.

Capitalization, page 27

6.	Comment: Revise your capitalization table to include a separate column which gives pro forma effect to only the payment of the dividend to be paid prior to the completion of the offering, and not to the receipt or application of the offering proceeds.

Response: The Company has revised the capitalization table to include a separate column which gives pro forma effect to only the payment of the dividends to be paid prior to the completion of the offering. See page 30.

Management’s Discussion and Analysis, page 36

7.	Comment: We note from your response to our prior comment 28 that you revised MD&A to disclose the total estimated value of the shares that will be granted immediately following the consummation of the offering and the amount expected to be included in compensation expense during fiscal 2006 on page 41. However, this revision does not appear to have been made. As previously requested, please revise your MD&A section to disclose the total expected value of the restricted shares issued to management upon consummation of the offering, and the amount expected to be included in compensation expense during fiscal 2006.

Response: The Company has revised the disclosure to indicate the total estimated value of and associated compensation expense during fiscal 2006 (and through fiscal 2011) for restricted stock grants to be made to employees and directors upon the consummation of the offering. See pages 44 and 45.

Critical Accounting Policies, page 38

Valuation of Privately-Held Company Equity Securities Issued as Compensation, page 38 and F-55

8.	Comment: We note the disclosures that have been added to MD&A and the notes to your interim financial statements in response to our prior comment numbers 59 and 75. However, based on your response and your revised disclosure, we are still somewhat unclear as to how the Company determined the fair value of the restricted shares issued during 2006 of $15.01 per common share. Please explain to us in further detail how the Company arrived at this valuation of its restricted shares. Your response should address all of the following matters:

•	Tell us and disclose the significant assumptions used in the discounted cash flow analysis that was used in valuing your common shares. Also, explain the basis for the significant assumptions used and supplementally provide us with copies of the discounted cash flow valuation analysis.

•	Tell us and disclose the trading multiples used in valuing the Companies common shares. Also, tell us the comparable companies and competitors that were used in preparing your valuation analysis and explain how they were considered in arriving at the $15.01 value assigned to your restricted shares.

•	Tell us and disclose how the Company’s financial performance and contacts with investment banks before and after the underwriter selection process impacted the valuation of the restricted shares. Also, to the extent that the underwriters have determined the expected public offering price of your shares, please tell us how this compares to the $15.01 value determined by management and explain any factors responsible for any difference between the $15.01 per share and your expected public offering price.

We may have further comment upon review of your response and your revised disclosures.

Response: Key assumptions with respect to the discounted cash flow (DCF) analysis the Company undertook to value the common stock were as follows:

•	Estimated revenue growth, which is a function of, among other things, (1) anticipated price increases in advertising rates (consumer price index (CPI) based), (2) the impact of the implementation of the Company’s online strategy and (3) the introduction of niche products to take advantage of particular market interests and to leverage the Company’s existing sales force, content creation and production capabilities.

•	Estimated Adjusted EBITDA growth rate, which is a function of, among other things, anticipated (1) benefits of increases in revenues, (2) achievement of synergies from the acquisitions of CP Media and Enterprise NewsMedia and (3) ongoing improvements in efficiencies due to the benefits of clustering and centralized services.

•	Estimated capital expenditures.

•	Estimated weighted average cost of capital, which is a function of estimated capital structure and the cost of debt and equity. The Company used the Capital Asset Pricing Model for the cost of equity and used comparable companies in the sector as a basis for calculating the appropriate beta.

•	Terminal multiple assumption, based on the Company’s future growth prospects and private and public market valuations of comparable companies.

In addition to the DCF analysis, which formed the basis of the valuation, the Company considered comparable company trading multiple analysis focusing primarily on multiples of levered cash flow and secondarily on multiples of Adjusted EBITDA and precedent transaction multiples. The selected sample of comparables included Dow Jones, Gannett, Journal Register Corp, Lee Enterprises, McClatchy, New York Times, Scripps, Media General, Journal Communications and Tribune. While the Company believes that none of these companies is directly comparable to the Company given the local nature of the Company’s business, the Company believes that the multiple of its levered cash flow forecasted for 2006 is below the median multiple of the aforementioned group.

As a multiple of projected Adjusted EBITDA, the valuation was higher than the comparable group median multiple. The Company believes that the premium valuation (based on this metric) relative to the public comparables is justified given the comparable levered cash flow multiple and the fact that the implied Adjusted EBITDA multiple on a $15.01 stock price is lower than many of the private transactions that had been completed in the industry over the prior two years including Community Newspaper Holding Inc.’s acquisition of Eagle Tribune Publishing, Lee Enterprises’s acquisition of Pulitzer, and Journal Register’s acquisition of 21st Century. Finally, the multiple of EBITDA is in line with the multiple the Company paid when it acquired CP Media and Enterprise NewsMedia.

The valuation of the Company’s restricted shares was undertaken prior to the selection of underwriters. The Company’s financial performance has been consistent with expectations and has validated the price at which the Company issued the restricted stock. Although the underwriters have not yet formally proposed a valuation range, it is the Company’s expectation that it will be at a small premium to the $15.01 price at which the restricted stock was granted. Reasons for the premium include: (1) expectations of increased operating efficiency and cost savings in 2007 relative to when the Company originally granted the stock, (2) the Company trading at a premium multiple to its public comparables given the nature of the local and small market focus of our business versus our more urban oriented peers and (3) cash flow growth prospects relative to the peer group.

The Company has revised its disclosure to include the significant assumptions used in the discounted cash flow analysis and the basis for them, the trading multiples and comparable companies and competitors, and the valuation impact from underwriters. See pages 41, 42 and F-59.

The Company has supplementally provided the discounted cash flow valuation analysis as tab (A) in the binder of supplemental materials provided to you.

Results of Operations

Year Ended December 31, 2005 Compared to Year Ended December 31, 2004, page 42

9.	Comment: We note your disclosure that depreciation and amortization expense increased primarily due to the Acquisitions and the Merger. Please revise your disclosure to quantify the amount of the increase that is attributed to the Merger and the amount attributed to the acquisitions of CNC and Enterprise.

Response: The Company has revised its disclosure to discuss the variances in deprecation and amortization expense that are attributable to the Acquisitions. The Merger did not have a material impact on depreciation and amortization expense. See page 46.

10.	Comment: Revise your discussion of your pro forma results of operations for the year ended December 31, 2005 to quantify the changes in your pro forma results of operations that are attributable to pro forma adjustments for the changes resulting from the merger and acquisition transactions, such as any changes in depreciation, amortization and interest expense.

Response: The Company has revised the disclosure in MD&A to quantify the changes in the pro forma results of operations that are attributable to pro forma adjustments for the changes resulting from the Merger and Acquisition transactions. See pages 46 and 47.

Liquidity and Capital Resources, page 45

11.	Comment: We note that your discussion of cash flows is based upon pro forma cash flows for the year ended December 31, 2005 and the six months ended June 30, 2006 and June 30, 2005 and historical cash flows for the year ended December 31, 2004. We further note that the measure of cash provided by continuing operating activities for the year ended December 31, 2005, and six months ended June 30, 2005 and June 30, 2006 are actual amounts taken from the historical statements of cash flows and were not determined based on pro forma net income (loss) or other pro forma amounts. Therefore, we believe that this measure should be removed from the table presented in MD&A as it does not represent a true pro forma amount but rather a non-GAAP combined amount. Further, because the cash provided by (used in) continuing operating activities measure will be removed, it follows that the cash used in continuing investing activities and cash (used in) provided by continuing financing activities measures should also be removed from the table. We encourage a discussion outside the table of your cash flows and capital structure as it would have been if the merger and acquisitions had occurred at the beginning of the periods presented. However, your discussion should be clear as to the nature of amounts that are based on historical or actual results and the amounts that are discussed on a pro forma basis. Please revise your disclosures accordingly.

Response: The Company has removed all pro forma and non-GAAP combined amounts from the table presented in MD&A on page 49. The Company has revised MD&A to more clearly discuss changes in cash flows from historical actual results separately from changes in cash flows if the Merger, the Acquisitions, and the 2006 Financing occurred at the beginning of the periods discussed. See pages 49 to 52.

Competition, page 70

12.	Comment: Please provide support for your assertions throughout this section that your publications are or tend to be the dominant publication in an area, or revise to state this as your belief.

Response: The Company has revised its assertions regarding its status as the dominant publication to clarify that these assertions are based on the Company’s belief. See pages 74 and 75.

Certain Relationships and Related Transactions, page 83

13.	Comment: While we note from your response to prior comment 40 that the material terms of the loans held by affiliates are the terms of the Company’s 2006 Credit Facility, please expand your disclosure to specify the amounts purchased by the affiliates in the secondary markets per Item 404(a) of Regulation S-K.

Response: The Company has expanded its disclosure to specify the amount of loans purchased by affiliates. See page 89.

Unaudited Pro Forma Condensed Consolidated Statements of Operations for the year ended

December 31, 2005, the six months ended June 30, 2006 and the six months ended June 30, 2005

Note (A) (B) and (C)

14.	Comment: Revise footnotes 2(A), (B) and (C) to clarify what periods have been reflected in the Columns for GateHouse Media (both Predecessor and Successor), Enterprise, and CNC in the pro forma statement of operations for the six months ended June 30, 2005.

Response: The Company has revised footnotes 2(A), (B), and (C) to clarify what periods have been reflected in the columns for GateHouse Media (both Predecessor and Successor), Enterprise, and CNC in the pro forma statement of operations for the six months ended June 30, 2005. See page F-9.

Note (D) Adjustments, page F-12

15.

Comment: Refer to footnote 2(D)(1)—Please tell us and explain in footnote 2(D)(1) the number of shares of restricted stock that will be granted to directors immediately following the consummation of the offering and disclose the expected public offering price that was used to compute the amount of compensation expense to recognized in connection with the issuance of these shares. If pricing other than the expected public offering price was used to measure compensation expense associated with these shares, please explain why. Also, please revise MD&A to include a discussion regarding the number of shares to be issued to the Company’s directors in connection with the offering and the amount of expense to be recognized in connection with the issuance of these shares during the current period and in future periods.

Response: In a subsequent amendment, the Company will disclose the number of shares of restricted stock that will be granted to directors and employees based on the midpoint of the public offering price range; the midpoint is the price that will be used to compute the number of shares for disclosure purposes. See page 44 and page F-9. MD&A has been revised to disclose the expected amount of expense to be recognized in current and future periods. See pages 44 and 45.

16.	Comment: Refer to footnote 2(D)(2) – Revise footnote 2(D) to explain in further detail how the pro forma depreciation and amortization expense related to Gatehouse, Enterprise, and CNC were calculated or determined. As part of your revised disclosure, please indicate the amount of the purchase price allocated to each category of property or definitive lived intangibles acquired in the transactions in addition to the related useful life used to depreciate or amortize the asset to expense. The revised disclosure should include all information needed to readily determine how any pro forma adjustments to depreciation and amortization were calculated or determined. We may have further comment upon review of your revised disclosures.

Response: The Company has revised footnote 2(D) to explain in further detail how the pro forma depreciation and amortization expense related to GateHouse, Enterprise, and CNC were calculated. The Company has also added additional disclosure indicating the amount of the purchase price allocated to each category of property or definite lived intangibles acquired in the transactions in addition to the related useful life used to depreciate or amortize the asset to expense. See pages F-9 to F-13.

17.	Comment: Refer to footnote 2(D)(2) – Please explain why pro forma depreciation expense for Gatehouse Media for the six months ended June 30, 2005 of $5,142 is significantly greater than pro forma depreciation expense for Gatehouse Media for the year ended December 31, 2005 of $2,022.

Response: The Company has revised the pro forma depreciation expense calculations for the six months ended June 30, 2005 and the year ended December 31, 2005 and has amended the disclosure accordingly. See pages F-9 to F-13.

18.	Comment: Refer to footnote 2(D)(3) – Please revise to disclose the amount of the borrowings and other significant assumptions (i.e., unused commitment and letter of credit fees) that were used to calculate pro forma interest expense for each period presented in your pro forma statements of operations. The information provided should easily enable the reader to determine how the pro forma interest expense amounts for each period were calculated or determined.

Response: The Company has revised the disclosure to include the amount of borrowings and other significant assumptions that were used to calculate pro forma interest expense for each period presented in the pro forma statements of operations. See page F-13.

19.	Comment: We note from your response to our prior comment 55 and revised disclosures that you have not eliminated the write-off of deferred loan costs included in Enterprise’s historical statement of operations. As previously requested, please revise to eliminate the portion of adjustment (4) eliminating the write-off of deferred loan costs included in Enterprise’s historical statement of operations. The elimination of this write-off is not considered appropriate since it is not appropriate to eliminate charges not related to the acquisition or financing transactions from the historical financial statements. Also, this adjustment will not have a continuing impact on the Company’s results of operations. Refer to the guidance outlined in Rule 11-02(b)(6) of Regulation S-X.

Response: The Company has revised the pro forma statement of operations to eliminate the adjustment related to the write-off of deferred loan costs included in Enterprise’s historical statement of operations. See pages F-6 and F-8.

Note (E) Offering Adjustments, page F-13

20.	Comment: Refer to footnote (E) – Please ensure that footnote (E) includes disclosure of all significant assumptions used to determine the pro forma adjustments. As part of these disclosures, please indicate the number of shares expected to be issued, the related offering price and the amount of proceeds that will be used to repay each outstanding debt obligation.

Response: The Company has revised footnote (E) to include disclosure of all significant assumptions used to determine the pro forma adjustments and will complete the blank amounts in a subsequent filing. See page F-15.

Note (F) Pro Forma Outstanding Shares, page F-14

21.	Comment: We note that you have included pro forma adjustments to the weighted average shares outstanding used in the diluted earnings (loss) per share calculation. Please include disclosure of the nature of the adjustment and how the amount was determined or calculated.

Response: The Company has revised the disclosure to include the nature of the pro forma adjustment to the weighted average shares and how the amount was determined. See pages F-16 and F-17.

Report of Independent Registered Public Accounting Firm, page F-15

22.	Comment: Please remove the restrictive legend that precedes the Independent Auditor’s Report and complete the exception note as to the date of the accountant’s report.

Response: The Company will remove the restrictive legend in a subsequent amendment.

GateHouse Media Inc. Audited Financial Statements for the year ended December 31, 2005

Consolidated Statements of Cash Flows, page F-19

23.	Comment: We note from your response to our prior comment 60 that you have reclassified the interest relating to the senior debentures from financing activities to an adjustment to reconcile net income (loss) to net cash from operating activities. Please explain to us how you determined the amount of interest reclassified, as we believe the amount should be higher in light of the total amount of the 11 5/8% Senior Debentures issued between August 2003 and February 2005 for $17,546, which solely represents interest on the Senior Discount Debentures and Senior Debentures. Although these senior debentures were exchanged for New Senior Debentures on February 28, 2005, and the entire amount of New Senior Debentures was redeemed on June 7, 2005, we believe that the portion redeemed in June 2005 that initially related to interest accrued on either the Senior Discount Debentures or 11 5/8% Senior Debentures should be reclassified as an adjustment to reconcile net income (loss) to net cash from operating activities. Please advise or revise as appropriate.

Response: The Company has reclassified $2,826 of cash interest relating to the 11 5/8% Senior Debentures from financing activities to an adjustment to net income (loss) to net cash from operating activities during the period from June 6, 2005 to December 31, 2005. The interest reclassified represents interest which accrued at 11 5/8% during the period from March 1, 2005 to June 6, 2005, the date on which the 11 5/8% Senior Debentures were redeemed.

As disclosed in the Registration Statement and audited financial statements, there was a change in the basis of accounting on June 6, 2005 as a result of the Merger. As a result of the Merger, the financial data for the periods subsequent to June 5, 2005 reflects the Merger under the purchase method of accounting and financial data for the Predecessor Period generally will not be comparable to the financial data for the Successor Period. Consideration given in the Merger included cash and the assumption of certain liabilities, including the outstanding principal amount of the Senior Debentures. As such, the nature of the obligation in the opening balance sheet is consistent with the fair value of the obligation assumed by the Successor. As such, the repayment is reflected as a financing activity of the Successor. The historical interest accrued and paid-in-kind with additional debentures were reflective of a financing activity as the interest was paid, in essence, with additional debt owed to a controlling third party.

In considering the nature of the extinguishment of the Senior Debentures during the Successor Period, the Company considered its relationship to continuing operations. The portion of the Senior Debentures representing historical interest paid-in-kind is not reflective of the Successor’s ability to generate cash flows from operations on an ongoing basis as the proceeds from the Merger were used in the extinguishment of the Senior Debentures. As such, the inclusion of this amount as a reconciling item in operating cash flows would result in reducing net income of the Successor, which does not include interest expense attributed to this debt.

During the period from August 1, 2003 to February 28, 2005, the Company issued Senior Discount Debentures in lieu of paying cash interest on Senior Debentures and Senior Discount Debentures. In conjunction with the Merger on June 5, 2005, the New Senior Debentures were recorded at fair value and as a result, the interest accrued during the period from August 1, 2003 to February 28, 2005 was recorded as debt. Therefore, at the time the New Senior Debentures were redeemed, the redemption was presented within financing activities on the statement of cash flows as a payment to extinguish the debt assumed in the purchase accounting. See pages F-22 and F-23.

Notes to the Financial Statements as of December 31, 2005

General

24.	Comment: We note your response and the revisions made to your interim financial statements in response to our prior comment number 61, but do not believe the revisions made were fully responsive to our prior comment. Please revise the notes to your audited financial statements to include disclosures regarding Fortress’s control relationship with respect to the Company’s common shares as required by paragraph 2 of SFAS No. 57. Alternatively, please explain why you do not believe this is required.

Response: The Company has updated the disclosure in the notes to its audited financial statements to include disclosures regarding Fortress’s control relationship with respect to the Company’s common shares. See page F-50.

Note (1) Description of Business, Basis of Presentation and Summary of Significant Accounting Policies (f) Goodwill and Intangible Assets, page F-21

25.	Comment: We note from your response to our prior comment 62 and your revised disclosure in Note 1 that you utilized the excess earnings method to determine the value of the advertiser and subscriber relationships. In light of the net losses generated for the past several years, please explain to us how and why you utilized the excess earnings method in valuing the intangibles, and include in your response assumptions such as the rate of return used in your analysis. Additionally, please provide us information on the actual attrition rates of your advertisers and subscribers since the merger and reassessment in June 2005 and tell us how these actual rates compare with those used in the valuation of the intangible asset as of the date of the merger. We may have further comment upon receipt of your response.

Also, we note from your revised disclosure in Note 1 that the useful lives of advertiser and subscriber relationships were determined based on the amount of time to realize approximately 90% of the estimated value. Since it appears you will derive more value from these advertiser and subscriber relationships in earlier periods, it appears that a method of amortizing the intangibles which results in increased amortization in earlier periods and lesser amortization in later periods may be more appropriate than the use of the straight-line method. Please tell us what if any consideration was given to amortizing the advertiser and subscriber relationship intangibles using a method that is based on the expected revenues or benefits to be derived from the intangibles. We may have further comment upon receipt of your response.

Response: The independent appraiser in consultation with the Company considered three approaches to valuing the advertiser and subscriber relationships—the income approach, the market approach, and the cost approach. The excess earnings approach, a form of the income approach, was selected because of the belief that the fair value of the advertisers and subscribers should be based on the future cash generating capability of these intangible assets. The Company believes this is the appropriate and most commonly used method to value such relationships since the projections consider future operating cash flows. The independent appraiser considered, but did not use the market approach because detailed market information concerning recent transactions involving the purchase or sale of comparable advertiser and subscriber lists was not readily available. The cost approach was also considered, but not used because it was believed that the costs required to create the advertiser and subscriber relationships were not determinable and did not reflect the true value of the customer and advertiser intangibles. Difficulties in applying the cost approach include subjectivity surrounding the time period necessary to develop these relationships, the importance of being the dominant publisher in a market, the franchise value of the masthead of the publication and the expense and difficulty associated with not only creating relevant content but also building an advertising sales force and printing and distributing the publications.

The key assumptions used in the determination of the fair value of the advertiser and subscriber relationships included the estimated growth in per advertiser/per subscriber revenues and earnings, the estimated attrition rates, and the rate of return expected for these intangible assets. The potential annual revenue growth for both advertisers and subscribers on a per advertiser/per subscriber basis was estimated to be 3% per year based on historical experience including price increases based on underlying CPI. As more fully described below, the attrition rates were estimated to be between 5% and 7% across our markets for the advertiser relationships depending on the market in which a publication was operating. The actual average attrition rate for advertiser relationships for the five year period ended December 31, 2005 is 7.5%, which is inclusive of the annual attrition rate for the 12 month period ended December 31, 2005 of 9.3%. The actual average attrition rate for subscriber relationships for the five year period ended December 31, 2005 is 6.2%, which is inclusive of the annual attrition rate for the 12 month period ended December 31, 2005 of 9.6%. The rate of return expected (i.e., discount rate) for both the advertisers and subscribers was estimated to be 8.5%.

The attrition rates were based on data obtained from the Company and were estimated giving consideration to discussions with operating management and reference to publicly available information as further described below. Given the secular changes that the newspaper industry has experienced over the last ten years, especially the advent of the internet, the Company and the independent appraiser thought that data relating to advertiser and customer relationships over the last four years, during which the internet has become more prevalent, would be most indicative of current subscriber and advertiser trends.

Since the Company was comprised of 257 publications in 17 states as of June 2005, it was determined that a representative sample of publications, representing one-third of the present value of the revenue stream, would be identified, data gathered and summarized and then extrapolated to the total population of advertisers and customers. A careful analysis and selection process was undertaken to identify publications that would be representative of the population of what the Company believed were homogeneous publications with respect to their subscribers, advertising customers and general operating metrics.

Data was gathered for the sample of publications and a static pool approach to evaluating attrition rates was undertaken. Advertising revenue was analyzed using 2000 as the base year and tracked by specific advertiser for the four subsequent years. The cumulative attrition rate based on revenue was calculated for the four year period and divided by four to arrive at an average annual attrition rate for advertisers. Subscribers were analyzed using 2000 as the base year and tracked by subscriber without giving effect to the dollar amounts paid per subscription. The cumulative attrition rate was calculated for the four year period and divided by four to arrive at an average annual attrition rate for subscribers. The annual attrition rates were then applied to base year revenue and estimated growth rate assumptions to yield projected future earnings by year. The above analysis resulted in a projection of the annual revenue to determine the total benefit period.

The Company considered the benefit period and recent historical attrition rates when determining the useful life of advertiser and subscriber relationships and the corresponding method of amortization. The Company noted that the projected total benefit period is generally between 25 and 30 years. The Company also considered alternate amortization methods and did not determine a meaningful pattern of consumption that was readily determinable and therefore used the straight line method. By selecting a useful life based on the amount of time to realize approximately 90% of the estimated cumulative earnings, the corresponding amortization periods represent approximately 70% of the total benefit period and do not extend the asset over an inordinately long period. The net result is a shorter amortization period with correspondingly higher amortization expense associated with earnings in the primary benefit period. Accordingly, the Company believes that the straight line method of amortization over a useful life that is shorter than the full projected benefit period is appropriate, which results in amortization in reasonable proportion to the economic benefits consumed and is easily understood by users of financial statements.

The Company and the independent appraiser also evaluated useful lives of similar assets as recently reported by public companies in the newspaper industry. It was noted that there is a distinct difference between those entities that operate in major markets versus local community markets. Major markets generally have greater competition from both newspapers and other forms of media (broadcast radio and television, cable television, outdoor and the internet) due to their population density and relatively higher exposure to national advertisers who are able to chose from multiple media outlets that are competing for their business. The dynamics of their markets result in ranges of useful lives of advertiser and subscriber relationships from 3 to 23 years. In light of the longevity of the Company’s publications (greater than 66% of the daily newspapers are 100 or more years old and greater than 89% are 50 or more years old) and the minimal reliance on national advertisers, the Company believes that its revenue streams from advertiser and subscriber relationships are relatively stable and therefore the selected useful lives are reasonable and appropriate. The Company will reevaluate the useful lives of the intangible assets annually, or should a triggering event occur, in accordance with SFAS 142.

The Company has included as tab (B) in the supplemental binder provided to you herewith, the summary valuations as prepared by the independent appraiser of advertiser and subscriber relationships. Each summary identifies the total benefit period and highlights the point in which 90% of the present value of projected cumulative earnings is reached and the corresponding useful life selected. See pages F-24 to F-27.

26.	Comment: We note your response and the revisions made to your financial statements in response to our prior comment but do not believe that your response or the changes made to your financial statements adequately addressed the concerns raised in our prior comment. As previously requested, please tell us and explain in the notes to your financial statements and MD&A why you believe that the strategic regional clusters of properties used in performing your impairment analysis with respect to goodwill and mastheads represent reporting units pursuant to paragraph 30 of SFAS No. 142.

Response: The Company performs its impairment analysis on reporting units, which are one level below the Company’s operating segment. The reporting units have discrete financial information and are comprised of a number of publications in a particular geographic area. Each reporting unit is unique in terms of the publications included, the use of physical facilities, printing facilities and human resources. Regional managers (the level below the chief operating decision maker) regularly review operating results of the reporting units and it is at this level (one level below the operating segment) that we manage our business. The reporting units do not have sufficiently similar economic characteristics and as such, represent reporting units pursuant to SFAS No. 142.

In accordance with SFAS No. 142 paragraph 30, a reporting unit is an operating segment or one level below an operating segment (referred to as a component). A component is considered a reporting unit if discrete financial information is available and if segment management regularly reviews the operating results. In addition, if components have similar economic characteristics the components should be aggregated as one reporting unit. Determing whether a component of an operating segment is a reporting unit is a matter of judgment based on an entity’s individual facts and circumstances.

The Company believes its application is consistent with SFAS No. 142 and EITF Topic No. D-101. The Company has updated the notes to its financial statements and MD&A to clarify the reporting units. See pages 41 and F-26.

Note 2. Acquisitions, page F-24

(b) Lee Exchange - 2004

27.	Comment: We note from your response to our prior comment 64 that an independent third party valuation was performed to determine the fair values of the newspapers acquired from Lee Enterprises. Please revise Note 2 to clarify that the valuation was done by an independent third party.

Response: The Company has revised its disclosure to clarify that an independent third party valuation was performed to determine the fair values. See page F-31.

Note 11. Preferred Stock, page F-37

28.	Comment: We note from your response to our prior comment 70 that you believe it is not required to provide supplemental disclosure on the statement of cash flows because the terms of the debt exchange remained the same and you did not incur any income or loss on the exchange transaction. We believe, however, that because the exchange transaction did have an effect on recorded liabilities, it should be separately disclosed as a supplemental disclosures to the statement of cash flows. Please note that paragraph 32 of SFAS 95 states that an example of noncash investing and financing transactions is exchanging noncash assets or liabilities for other noncash assets or liabilities. Please revise your disclosure on your statements of cash flows accordingly. Also, please revise the notes to the Company’s financial statements to disclose the accounting treatment used for both the debenture and preferred stock exchange transactions and to explain the rational for the treatment used.

Response: The Company has revised the disclosure on the statement of cash flows to include the non-cash transactions relating to the debenture and preferred stock exchange transactions. Additionally, the Company has revised the disclosure in the notes to the financial statements to include a discussion of the accounting treatment for the debenture and preferred stock exchange transactions. See pages F-23 and F-44, respectively.

GateHouse Media Inc. Interim Financial Statements for the six months ended June 30, 2006

Note 2. Stock Based Employee Compensation, page F-48 (a) Stock Option Plan and Other Awards

29.	Comment: We note from your response to our prior comment 74 and your revised disclosure in Note 2(c) that the management investor received a discount of $501 per share. Based on the other information included in the disclosure, it appears that this amount should be $5.01 per share. Please revise accordingly. Also, we note your disclosure in MD&A on page 41 that of the $.6 million non-cash compensation expense related to restricted awards, $.3 million was attributed to the purchase of common stock at a discount. It appears from your disclosures in Note 2(c), however, that only $.125 million was recorded as stock compensation expense due to the issuance of stock at a discount. Please revise accordingly.

Response: The Company has revised the disclosure to reflect that the management investor received a discount of $5.01 per share. The Company has also revised the disclosure in MD&A to reflect $.1 million of the non-cash compensation was attributable to the purchase of common stock at a discount. See pages F-58 and 44, respectively.

30.	Comment: We note from your response to our prior comment 75 and your revised disclosure in Note 2(d) and in MD&A that you have included discussion of the significant factors, assumptions and methodologies used in determining fair value of the restricted shares issued. Please revise your discussion in MD&A to disclose the dates of each share issuance subsequent to June 5, 2005, the fair value of those shares issued, and the methods and assumptions used to determine that fair value. Also, to the extent that the estimated public offering price differs from the fair value of shares issued during 2006 and the twelve month period preceding the filing of your Form S-1 registration statement, please revise your disclosures to include a discussion of each significant factor contributing to the difference. Refer to the guidance outlined in paragraphs 179 and 182 of the AICPA Audit and Accounting Practice Aid, “Valuation of Privately-Held-Company Equity Securities Issued as Compensation”.

Also, please explain to us how you determined the total compensation cost not yet recognized for unvested awards at June 30, 2006 of $6,216 as it does not appear to be equal to the fair value of the total restricted shares issued less the compensation cost recognized. Additionally, tell us and disclose in Note 2 to your interim financial statements the various components of the $685,000 of compensation expense recognized during the six months ended June 30, 2006.

Response: The Company has revised the discussion in MD&A to disclose the dates of each share issuance subsequent to June 5, 2005, the fair value of those shares issued and the methods and assumptions used to determine the fair value. See pages 41 and 42.

Total stock-based compensation cost not yet recognized for unvested awards of $6,216 at June 30, 2006 was calculated as follows:

The majority of the Company’s grants to date include graded vesting features such that the grant vests ratably over the service period creating tranches within each grant (i.e. a grant vests ratably on the third, fourth and fifth anniversaries from the date of grant; each tranche cliff vests at the end of each year 3, 4, 5). The Company has established an annual historical forfeiture rate which is applied separately to each tranche within each grant to determine the total number of options expected to vest for each tranche. We apply the fair value per share on the date of grant to the total number of options expected to vest to determine the total expected stock compensation cost for all tranches in the grant. In accordance with SFAS 123(R), the Company has elected the “straight line method” for allocating stock compensation cost for awards with graded vesting features. Under this method, the Company recognized total expected compensation cost on a straight-line basis over the total requisite service period for the entire award. As of June 30, 2006, compensation cost not yet recognized of $6,216 represents the total expected compensation cost for unvested awards less compensation cost recognized to date (from the date of grant to June 30, 2006) for such awards.

Total share-based compensation expense during the six months ended June 30, 2006 of $685 is comprised of $125 related to the purchase of common stock at a discount and $560 related to stock-based compensation expense for RSGs, which is net of estimated forfeitures. The Company has revised the disclosure to Note 2 to its interim financial statements. See page F-57.

Note 4. Acquisitions

(b) CP Media and Enterprise Newsmedia, page F-56

31.	Comment: We note from your response to our prior comment 48 that you obtained a third-party contemporaneous valuation to perform the allocation of the purchase price of CP Media and Enterprise to the acquired intangible assets. Please tell us and explain in Note 4 the methods and significant assumptions that were used to determine the fair values assigned to the various categories of intangible assets acquired in each acquisition transaction. Also, please explain to us and disclose in Note 4 the facts and circumstances considered in determining the estimated useful lives used to amortize each category of identifiable intangible assets to expense and explain why you believe you will continue to derive benefits from this intangible for that period. Also, please revise your disclosure to include the amount of goodwill that is expected to be deductible for tax purposes. See paragraph 52(c) of SFAS No. 141.

Response: In connection with the acquisitions of CP Media and Enterprise NewsMedia LLC, the Company allocated the purchase price to intangible assets which are comprised of advertiser relationships, subscriber relationships, mastheads, non-compete agreement and the excess of purchase price over the fair value of assets acquired to goodwill. The allocation of purchase price to intangible assets was based upon a contemporaneous valuation from an independent appraiser.

The independent appraiser in consultation with the Company considered three approaches to valuing the advertiser and subscriber relationships—the income approach, the market approach, and the cost approach. The excess earnings approach, a form of the income approach, was selected because of the belief that the fair value of the advertisers and subscribers should be based on the future cash generating capability of these intangible assets. The Company believes this is the appropriate and most commonly used method to value such relationships since the projections consider future operating cash flows. The independent appraiser considered, but did not use the market approach because detailed market information concerning recent transactions involving the purchase or sale of comparable advertiser and subscriber lists were not readily available. The cost approach was considered, but not used because it was believed that the costs required to create the advertiser and subscriber relationships were not determinable and did not reflect the true value of the customer and advertiser intangibles. Difficulties in applying the cost approach include subjectivity surrounding the time period necessary to develop these relationships, the importance of being the dominant publisher in a market, the franchise value of the masthead of the publication and the expense and difficulty associated with not only creating relevant content but also building an advertising sales force and printing and distribution of publications.

Based upon historical Enterprise trends and economic conditions, the Company determined the fair values of the existing Enterprise advertiser relationships to be $52.8 million and subscriber relationships to be $22.3 million employing a discount rate of 9% for both the advertiser and subscriber relationships and attrition rates, as more fully described below, of 6% for the advertisers and a rate of between 6% and 8% for subscribers depending on the publication. The potential annual revenue growth for advertisers and subscribers on a per advertiser/per subscriber basis was estimated to be 3% and 0.5%, respectively per year based on historical experience including price increases based on underlying CPI. The fair values are being amortized on a straight-line basis over 18 years for existing advertiser relationships and 14 to 16 years for existing subscriber relationships, respectively, which represent the approximate recovery periods for the related assets.

Based upon historical CP Media trends and economic conditions, the Company determined the fair values of the existing CP Media advertiser relationships to be $76.2 million and subscriber relationships to be $10.8 million assuming a discount rate of 8.5% and attrition rates, as more fully described below, of 10% and 4%, respectively. The potential annual revenue growth for advertisers and subscribers on a per advertiser/per subscriber basis was estimated to be 2.5% and 0.0% per year, respectively, based on historical experience including price increases based on underlying CPI. The fair values are being amortized on a straight-line basis over 15 years and 18 years for existing advertiser and subscriber relationships, respectively, which represent the approximate recovery periods for the related assets.

The attrition rates determined by the independent appraiser were based on data obtained from the Company and consideration was given to discussions with operating management and reference to publicly available information as further described below. Given the secular changes that the newspaper industry has experienced over the last ten years, especially the advent of the internet, the Company and the independent appraiser thought that data relating to advertiser and customer relationships over the last four years, during which the internet has become more prevalent, would be most indicative of current subscriber and advertiser trends.

Data was gathered for the sample of publications and a static pool approach to evaluating attrition rates was undertaken. Advertising revenue was analyzed using 2000 as the base year and tracked by specific advertiser for the four subsequent years. The cumulative attrition rate based on revenue was calculated for the four year period and divided by four to arrive at an average annual attrition rate for advertisers. Subscribers were analyzed using 2000 as the base year and tracked by subscriber without giving effect to the dollar amounts paid per subscription. The cumulative attrition rate was calculated for the four year period and divided by four to arrive at an average annual attrition rate for subscribers. The annual attrition rates were then applied to base year revenue and estimated growth rate assumptions to yield projected future earnings by year. The above analysis resulted in a projection of the annual revenue to determine the total benefit period.

The Company considered the benefit period and recent historical attrition rates when determining the useful life of advertiser and subscriber relationships and the corresponding method of amortization. The Company noted that the projected total benefit period is generally between 25 and 30 years. The Company also considered alternate amortization methods and did not determine a meaningful pattern of consumption that was readily determinable and therefore used the straight line method. By selecting a useful life based on the amount of time to realize approximately 90% of the estimated cumulative earnings, the corresponding amortization periods represent approximately 70% of the total benefit period and do not extend the asset over an inordinately long period. The net result is a shorter amortization period with correspondingly higher amortization expense associated with earnings in the primary benefit period. Accordingly, the Company believes that the straight line method of amortization over a useful life that is shorter than the full projected benefit period is appropriate, which results in amortization in reasonable proportion to the economic benefits consumed and is easily understood by users of financial statements.

The Company and the independent appraiser also evaluated useful lives of similar assets as recently reported by public companies in the newspaper industry. It was noted that there is a distinct difference between those entities that operate in major markets versus local community markets. Major markets generally have greater competition from both newspapers and other forms of media (broadcast radio and television, cable television, outdoor and the internet) due to their population density and relatively higher exposure to national advertisers who are able to choose from multiple media outlets that are competing for their business. The dynamics of their markets result in ranges of useful lives of advertiser and subscriber relationships from 3 to 23 years. In light of the longevity of the Company’s publications (greater than 66% of the daily newspapers are 100 or more years old and greater than 89% are 50 or more years old) and the minimal reliance on national advertising, the Company believes that its revenue streams from advertiser and subscriber relationships are relatively stable and therefore the selected useful lives are reasonable and appropriate. The Company will reevaluate the useful lives of the intangible assets annually, or should a triggering event occur, in accordance with SFAS No. 142.

The Company has included as tab (C) in the supplemental binder provided to you herewith, the summary valuations as prepared by the independent appraiser of advertiser and subscriber relationships. Each summary identifies the total benefit period and highlights the point in which 90% of the present value of projected cumulative earnings is reached and the corresponding useful life selected.

The fair value of $13.2 million for the CP Media mastheads was determined using the relief-from-royalty method. This method considers the savings associated with owning the assets and therefore not having to pay royalties for its use. A discount rate of 8.5% was used to value the mastheads and an assumed royalty rate of 1% was also employed. The mastheads have an average life of approximately 50 years with some in existence over 100 years; therefore, they have been assigned indefinite lives. The Company has no plans to discontinue any of the acquired mastheads.

The fair value of $10.1 million for the Enterprise mastheads was determined using the relief-from-royalty method. This method considers the savings associated with owning the assets and, therefore, not having to pay royalties for its use. A discount rate of 9% was used to value the mastheads and an assumed royalty rate of 1% was also employed. The mastheads have an average life of approximately 50 years with some in existence over 100 years; therefore, they have been assigned indefinite lives. The Company has no plans to discontinue use of any of the Enterprise mastheads.

The Company entered into a non-compete agreement with a former executive of Enterprise NewsMedia LLC. The independent appraiser valued this agreement using the “Damages Approach” which estimates the present value of lost revenue and profits to the Company if the executive were to compete during the specified contractual period. The independent appraiser determined that the value was $1.0 million and is being amortized over the two year contractual period.

For tax purposes, the amount of goodwill that is expected to be tax deductible is $111 million and $65 million for CP Media and Enterprise, respectively.

The Company has updated the disclosure in Note 4 to reflect the above. See page F-61.

Note 6. Long-Term Debt, page F-58

32.	Comment: We note that on June 6, 2006 you entered into several new financial arrangements that include a first and second lien term loan facility, and a revolving credit facility. Please revise your disclosure to include the interest rates applicable to each facility and any other significant terms of the arrangements including restrictions on your ability to pay dividends. Refer to the requirements of Rule 4-08(e) of Regulation S-X

Response: The Company has revised the disclosure to include the interest rates applicable to each facility and other significant terms of the arrangements, including restrictions on the Company’s ability to pay dividends. See pages F-63 to F-65.

CP Media Audited Financial Statements

Note 9. Commitments and Contingencies – Operating Leases, page F-78

33.	Comment: We note from your response to our prior comment 78 that because you retained more than a minor part but less than substantially all of the use of the property through the leaseback agreement, you recognized the portion of the gain that exceeded the present value of the minimum lease payments called for by the leaseback. Please revise your disclosure in Note 9 to include a description of the terms of the sale-leaseback transaction, including future commitments, obligations, provisions, or circumstances that require or result in the seller-lessee’s continuing involvement. See paragraph 17 of SFAS No. 98.

Response: The Company has revised the disclosure to include a description of the terms of the sale-leaseback transaction, including future commitments or obligations. The Company has also disclosed that there are no circumstances that require the seller-lessee’s continuing involvement. See page F-85.

* * * * *

Should members of the Commission staff have any questions or require any additional information, they should call the undersigned at (212) 728-8981 or William N. Dye at (212) 728-8219.

Very truly yours,

Morgan D. Elwyn

cc:	GateHouse Media, Inc.

The New York Stock Exchange

Polly G. Sack, Esq.

William N. Dye, Esq.